Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces the Completion of Acquisition of
Remaining Interest in the Basin Ranch Project by CPV Group

Singapore, February 3, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced the completion of CPV Group LP’s (a 70%-owned subsidiary of OPC) (“CPV Group”) previously announced acquisition of the remaining 30% interest in the Basin Ranch Project, a gas-fired power plant project in Texas with an estimated 1.35 GW capacity (the “Basin Ranch Project”). As a result, CPV Group now owns 100% of the Basin Ranch Project.

For further information, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on October 23, 2025, October 28, 2025, October 29, 2025 and January 8, 2026.